Exhibit 4.48
November 2, 2006
Brent Flichel
1253 Barlynn Cres.
North Vancouver, BC
V7J 1P5
Dear Brent;
Re: Your appointment to President and CEO.
Congratulations to your one-year term appointment to President and CEO of Spectrum Signal Processing Inc. I am very much looking forward to continuing to work with you and welcome you as member of the Board of Directors.
In line with your appointment, your terms of employment are being adjusted:
Pay

Your pay rate will be	$250,000 p.a.
The effective date will be	November 2, 2006
The expiry date of this term will be	November 2, 2007
Your pay period will be	Semi-monthly
Annual Bonus
In addition to your salary, you are eligible to earn a discretionary annual performance incentive of up to $125,000 in cash, restricted shares or alternative instruments. The senior management incentive plan is developed annually together with the Board’s compensation committee. The annual performance objectives will be established between you and the Board of Directors in January of each year.
Stock Options
Spectrum offers its senior employees stock options in the form of an initial grant plus an annual performance-based option allotment at their annual performance review date. Your initial grant in connection with your new appointment amounts to 250,000 options, which will be granted effective November 2, 2006. The stock options will be for a five (5) year term and will vest monthly over a 12-month period, or immediately upon a Change in Control, including CEO transition. You will receive your stock option agreement shortly after your options are granted. Future annual option grants will be determined at the time of your annual performance evaluation and compensation review. The exercise price of all options will be set at the closing market price the day prior to the granting by the Board of Directors, in accordance with the regulations of the Toronto Stock Exchange. Your stock options will be governed by the terms of Spectrum’s Stock Option Plan.

RRSP, Group Benefits and Vacation
RRSP, Group Benefits and Vacation Entitlement continue as in your previous position based on your employment continuance with Spectrum and will not change except for being adjusted to your increased compensation where applicable.
Young Presidents Organization Fees
Spectrum will pay your annual dues, including British Columbia Chapter dues and Canada Council dues, for your membership in the Young Presidents Organization (YPO).
Other Important Information
Documentation
Changes in condition of employment, which alter the terms of this Agreement, will be documented in writing. Unless specifically changed in writing by Spectrum, each individual term of this Agreement is binding for the full term of your tenure at Spectrum.
Non-Solicitation of Employees
The employee agrees that while employed by Spectrum and for a period of 12 months thereafter, the Employee shall not, without the prior written consent of Spectrum, induce or attempt to influence, directly or indirectly, an employee of Spectrum to leave the employ of Spectrum and shall not recruit, employ, or carry on business with, directly or indirectly, an employee of Spectrum that has left the employ of Spectrum within the past 12 months. Any litigation relating to this clause will be adjudicated in the province of British Columbia or the state of the home office in which the employee in question is employed.
Non-Solicitation of Customers
The Employee agrees that while employed by Spectrum and for a period of 12 months thereafter, the Employee shall not, without the prior written consent of Spectrum, whether individually or in partnership or jointly or in conjunction with or for the benefit of any person, solicit, canvass or otherwise deal with any Customer (defined below) of Spectrum for the purpose of selling or supplying any products or services which are directly competitive with the products or services sold or supplied by Spectrum or with those products or services which, during the Employee’s employment with Spectrum, the Company contemplated producing, marketing, licensing, selling or otherwise dealing in. For the purposes of this paragraph, Customer shall mean any person that has done business with Spectrum within the 12 months preceding the last day of the Employee’s employment with Spectrum and any person whose business Spectrum has actively solicited in the 12 months preceding the Employee’s last day of employment. Any litigation relating to this clause will be adjudicated in the province of British Columbia or in the state of the home office in which the employee in question is employed.
Non-Competition
The Employee agrees that while employed by Spectrum and for a period of 12 months hereafter, the Employee shall not, without the prior written consent of Spectrum, either individually or in partnership or jointly or in conjunction with any person as principal, agent, consultant, employee, shareholder or in any other manner whatsoever carry on or be engaged in or be concerned with or interested in or advise or provide any consulting services for any person or entity that produces, markets, sells or otherwise deals in products or services directly competitive with the products or services produced, marketed, sold, licensed or otherwise dealt in by Spectrum, or with those products or services Spectrum contemplated producing, marketing, licensing or selling while the Employee was in its employ. Any litigation relating to this clause will be adjudicated in the province of British Columbia or in the state of the home office in which the employee in question is employed.
Termination
By signing this Agreement, you agree that any one of the following actions on your part constitute just cause for dismissal, enabling Spectrum to terminate your employment immediately without further notice to you:
•	Repeated failure to show up for work without informing your direct supervisor or without justification;

•	Theft from Spectrum or any of its employees;

•	Breach of the Assignment of Rights & Non-Disclosure Agreement;

•	Breach of the Code of Business Conduct and Ethics;

•	Breach of Spectrum’s security regulations;

•	Misrepresentation of your credentials in any manner; or

•	Breach of Spectrum’s Insider Trading Policy
It is acknowledged that this term of the Agreement is not intended to limit Spectrum with regard to any other reasons, which may be available to it for just cause dismissal, including any action that would be considered cause under the common law of British Columbia. Any dismissal for cause will be without notice or any payment in lieu of notice.
Notice-Spectrum
Spectrum may terminate your employment without cause upon 12 months notice up to ten years service, and 6 weeks per year of additional service beyond ten years, to a maximum of 24 months.
Notwithstanding existing stock option agreements, all of your stock options, which have vested at the date of termination will expire on the earlier of their expiry date and 1 year after the date that notice is given to you. Where Spectrum chooses payment in lieu of working notice, your salary plus your average annual non-discretionary bonus in the previous three years of Spectrum employment will be paid on a month-to-month basis.
You will have an obligation to mitigate your loss as a result of termination by finding alternate employment. Upon successful location of replacement employment, Spectrum will pay as a lump sum, 50% of the then-remaining balance of the base salary and average annual non-discretionary bonus in the previous three years of Spectrum employment.

Notice-Employee
Should you choose to leave Spectrum, you will provide a minimum of three months notice.
This document is to be read in conjunction with the Change In Control agreement between Mr. Flichel and Spectrum Signal Processing Inc., dated November 2, 2006.
I hope that you will find the terms acceptable to you. Once you have read through the documentation and if you are in agreement, please sign and date below and initial each page of the attachment returning it to me at your earliest convenience.
Congratulations and all the best in your new position.
Yours sincerely
SPECTRUM SIGNAL PROCESSING INC.

/s/ Irving Ebert

Irving Ebert
Chair, Board of Directors
Spectrum Signal Processing Inc.

I acknowledge and accept the Offer and Terms of Employment.

/s/ Brent Flichel	November 2, 2006

Brent Flichel	Date

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